Anne Parker

Industry Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

September 29, 2023

Re:	Knightscope, Inc.
Offering Statement on Form 1-A
File No. 024-12314

Dear Ms. Parker:

On behalf of Knightscope, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Friday, September 29, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ William Santana Li

William Santana Li

Chief Executive Officer

Knightscope, Inc.

Cc:	Jeanne Campanelli
CrowdCheck Law LLP